press release

ArcelorMittal announces the publication of First Quarter 2017 Ebitda sell-side analyst consensus figure

3 May 2017 - ArcelorMittal has today announced the publication of first quarter 2017 Ebitda sell-side analysts’ consensus figure.

The consensus figures are based on analysts’ estimates recorded on an external web-based tool provided and managed by an independent company, Vuma Financial Services Limited (trade name: Vuma Consensus).

To arrive at the consensus figure below, Vuma Consensus has aggregated the expectations of sell-side analysts who, to the best of our knowledge, cover ArcelorMittal on a continuous basis. This is currently a group of between 25-30 brokers.

The listed analysts follow ArcelorMittal on their own initiative and ArcelorMittal is not responsible for their views. ArcelorMittal is neither involved in the collection of the information nor in the compilation of the estimates.

EBITDA consensus estimates

Period	Number of sell-side analysts participation	EBITDA consensus average $ million
1Q 2017	20	$2,026

The sell-side analysts who cover ArcelorMittal and whose estimates are included in the group consensus outlined above are the following:

•	ABN Amro - Philip Ngotho
•	Banco Sabadell - Francisco José Rodríguez Sánchez
•	Bank of America Merrill Lynch - Jason Fairclough
•	Barclays Bank - Vladimir Sergievskiy
•	Berenberg - Alessandro Abate
•	Citi - Ephrem Ravi
•	Clarkson Platou Securities - Lee McMillan
•	Commerzbank - Ingo-Martin Schachel
•	Credit Suisse - Michael Shillaker
•	Degroof Petercam - Frank Claassen
•	Deutsche Bank - Bastian Synagowitz
•	Exane – Luc Pez
•	Goldman Sachs - Eugene King
•	Grupo Santander - Robert Jackson
•	GVC Gaesco Beka - Iñigo Recio Pascual
•	JP Morgan - Roger Bell
•	Macquarie - Patrick Morton
•	Morgan Stanley - Alain Gabriel
•	RBC Capital Markets - Ioannis Masvoulas
•	Société Générale - Christian Georges

Disclaimer
The consensus estimate is based on estimates, forecasts and predictions made by third party financial analysts. It is not prepared based on information provided or checked by ArcelorMittal and can only be seen as a consensus view on ArcelorMittal's results from an outside perspective. ArcelorMittal has not provided input on these forecasts, except by referring to past publicly disclosed information. ArcelorMittal does not accept any responsibility for the quality or accuracy of any individual forecast or estimate. This web page may contain forward-looking statements based on current assumptions and forecasts made by ArcelorMittal or third parties. Various known and unknown risks, uncertainties and other factors could lead to material differences between ArcelorMittal's actual future results, financial situation, development or performance, and the estimates given here. These factors include those discussed in ArcelorMittal's periodic reports available on http://corporate.arcelormittal.com/